Filed Pursuant to Rule 253(g)(2)

File No. 024-12591

Offering Circular Supplement No. 1

Dated July 8, 2025

An Offering Statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission (“SEC”). The Offered Statement was Qualified June 6, 2025.

This Offering Circular Supplement No.1 discloses that a Subject Convertible Note held by MSC Capital Advisors LLC (a Selling Shareholder) was converted ($50,000.00 in principal and $2,466.00 in interest, a total of $52,466.00) into a total of 20,986,400 Conversion Shares. These 20,986,400 Conversion Shares are Selling Shareholder Shares and are to be sold by the Selling Shareholder at the fixed offering price of $0.0025 per share.